UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BioAtla, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09077B104

(CUSIP Number)

Soleus Private Equity GP I, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Attn: Steven J. Musumeci

(475) 208-3178

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS PRIVATE EQUITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,453,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,453,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.52%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS PRIVATE EQUITY GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,723,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,723,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS PE GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,723,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,723,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,055,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,055,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON FI

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,055,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,055,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,055,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,055,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS SOLEUS BA SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09077B104

1	NAME OF REPORTING PERSONS GUY LEVY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,871
	8	SHARED VOTING POWER 2,779,362
	9	SOLE DISPOSITIVE POWER 14,871
	10	SHARED DISPOSITIVE POWER 2,779,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09077B104

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons named in Item 2 below with respect to the beneficial ownership of the Reporting Persons in BioAtla, Inc., a Delaware corporation. This amendment supplements the Schedule 13D as previously filed on December 28, 2020 (as amended, the “Schedule 13D”). Each Item below amends and restates the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (“Common Stock”), of BioAtla, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11085 Torreyana Road, San Diego, CA 92121.

Item 2. Identity and Background.

(a) This statement is a joint filing by Soleus Private Equity Fund I, L.P. (“Soleus LP”), Soleus Private Equity GP I, LLC (“Soleus GP”), Soleus PE GP I, LLC (“Soleus PE GP”), Soleus Capital Master Fund, L.P. (“Master Fund”), Soleus Capital, LLC (“Soleus Capital”), Soleus Capital Group, LLC (“Soleus Capital Group”), Soleus BA SPV, LLC (“Soleus SPV”) and Guy Levy (each of the foregoing, individually, a “Reporting Person”, and collectively, the “Reporting Persons”).

Soleus PE GP is the sole manager of Soleus GP. Soleus GP is the sole general partner of Soleus LP. Mr. Guy Levy is the sole managing member of Soleus PE GP. Soleus GP holds voting and dispositive power over the shares held by Soleus LP. Each of Mr. Guy Levy, Soleus GP and Soleus PE GP disclaims beneficial ownership of the securities held by Soleus LP, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of their respective pecuniary interests therein.

Soleus Capital is the sole general partner of Master Fund. Soleus Capital Group is the sole managing member of Soleus Capital. Mr. Guy Levy is the sole managing member of Soleus Capital Group. Soleus Capital holds voting and dispositive power over the shares held by Master Fund. Each of Mr. Guy Levy, Soleus Capital Group and Soleus Capital disclaims beneficial ownership of the securities held by Master Fund, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

Soleus PE GP is the sole manager of Soleus GP. Soleus GP is the sole managing member of Soleus SPV. Mr. Guy Levy is the sole managing member of Soleus PE GP. Soleus GP holds voting and dispositive power over the shares held by Soleus SPV. Each of Mr. Guy Levy, Soleus GP and Soleus PE GP disclaims beneficial ownership of the securities held by Soleus SPV, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

Each Reporting Person disclaims beneficial ownership of all securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein and other than those securities reported herein as being held directly by such Reporting Person.

(b) The principal office and business address of the Reporting Persons is 104 Field Point Road, 2nd Floor, Greenwich, CT 06830.

(c) The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature. Mr. Levy is the sole managing member of Soleus PE GP and Soleus Capital Group, as well the founder, Chief Executive Officer and Chief Investment Officer of Soleus Capital Management, L.P., the investment manager of Soleus LP and Master Fund. Mr. Levy also serves as a member of the Board of Directors of the Issuer, and he has served in that capacity since July 2020.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Soleus GP, Soleus PE GP, Soleus Capital, Soleus Capital Group and Soleus SPV is a Delaware limited liability company. Soleus LP is a Delaware limited partnership. Master Fund is a Cayman Islands limited partnership. Mr. Guy Levy is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is supplemented to add the following paragraph at the end of Item 3:

On June 17, 2021, Soleus LP sold an aggregate of 337,220 shares of Common Stock, and Soleus SPV sold an aggregate of 62,780 shares of Common Stock, for an aggregate of 400,000 shares of Common Stock sold for an aggregate sale price of $15,664,000 ($39.16 per share of Common Stock).

On June 15, 2021, Mr. Guy Levy was granted options to purchase up to 12,307 shares of Common Stock at an exercise price of $39.64 per share, which options were granted to him in his capacity as a director of the Issuer and shall vest and become exercisable on the earlier of (a) June 15, 2022 or (b) the next annual meeting of the stockholders of the Issuer, subject to Mr. Levy continuing to provide services to the Issuer through the vesting date; provided, however, that if Mr. Levy ceases to provide services to the Issuer prior to the vesting date for any reason other than “cause” (as defined in the Issuer’s equity incentive plans), the options will vest on a pro-rata basis determined by multiplying the total number of shares by a fraction, the numerator of which is the number of whole months that Mr. Levy provided services to the Issuer since the date that the award was granted, and the denominator of which is 12 months.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

As noted above, Mr. Guy Levy has served as a member of the Board of Directors of the Issuer since July 2020. In his capacity as a director of the Issuer, Mr. Levy may be entitled to receive cash and/or equity compensation pursuant to the Issuer’s director compensation programs as may be in effect from time to time.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,794,233 shares of Common Stock, representing approximately 8.69% of the outstanding shares of Common Stock (based upon 32,171,560 shares of Common Stock outstanding as of May 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31,2021). Of the shares of Common Stock owned by the Reporting Persons:

(A)	1,453,252 shares of Common Stock are held directly by Soleus LP, representing approximately 4.52% of the outstanding shares of Common Stock;

(B)	1,055,557 shares of Common Stock are held directly by Master Fund, representing approximately 3.28% of the outstanding shares of Common Stock;

(C)	270,553 shares of Common Stock are held directly by Soleus SPV, representing approximately 0.84% of the outstanding shares of Common Stock; and

(D)

14,871 shares of Common Stock (consisting of 14,871 restricted stock units subject to vesting, with 33.3% of such restricted stock units vesting on December 7, 2021 and with the remainder vesting on a monthly basis over a period of 24 months thereafter) are held directly by Mr. Guy Levy, representing approximately 0.04% of the outstanding shares of Common Stock. Mr. Guy Levy also holds options to purchase up to 12,307 shares of Common Stock at an exercise price of $39.64 per share, which options were granted to him in his capacity as a director of the Issuer, and which options are described further in Item 3 above.

(b) Soleus GP is the sole general partner of Soleus LP, Soleus PE GP is the sole manager of Soleus GP, and Mr. Guy Levy is the sole managing member of Soleus PE GP. In such capacities, Soleus GP, Soleus PE GP and Mr. Guy Levy have the shared power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the securities held by Soleus LP that are reported herein. However, each of Mr. Guy Levy, Soleus GP and Soleus PE GP disclaims beneficial ownership of the securities held by Soleus LP, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

Soleus Capital is the sole general partner of Master Fund, Soleus Capital Group is the sole managing member of Soleus Capital, and Mr. Guy Levy is the sole managing member of Soleus Capital Group. In such capacities, Soleus Capital, Soleus Capital Group and Mr. Guy Levy have the shared power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the securities held by Master Fund that are reported herein. However, each of Mr. Guy Levy, Soleus Capital Group and Soleus Capital disclaims beneficial ownership of the securities held by Master Fund, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

Soleus GP is the sole managing member of Soleus SPV, Soleus PE GP is the sole manager of soleus GP, and Mr. Guy Levy is the sole managing member of Soleus PE GP. In such capacities, Soleus GP, Soleus PE GP and Mr. Guy Levy have the shared power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the securities held by Soleus SPV that are reported herein. However, each of Mr. Guy Levy, Soleus GP and Soleus PE GP disclaims beneficial ownership of the securities held by Soleus SPV, and this report shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(c) None of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the 60 days preceding the date of this statement, except as described in Item 3 of this Amendment.

(d) Under certain circumstances set forth in the limited partnership agreements and/or operating agreements, as applicable, of each of Soleus LP, Master Fund and Soleus SPV, the general partner, managing member, limited partners and/or members, as applicable, of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner or member, as applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of the original Schedule 13D is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated December 28, 2020, among the Reporting Persons. (#)

2.	Investors’ Rights Agreement among the Issuer and the investors signatory thereto (filed as Exhibit 4.2 to the Registration Statement on Form S-1 (No. 333-250093) of the Issuer, and incorporated herein by reference).

3.	Form of Lock-Up Agreement (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement on Form S-1 (No. 333-250093) of the Issuer, and incorporated herein by reference).

4.	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.18 to the Registration Statement on Form S-1 (No. 333-250093) of the Issuer, and incorporated herein by reference).

(#)	Previously filed as an exhibit to the original Schedule 13D filed by the Reporting Persons on December 28, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2021

SOLEUS PRIVATE EQUITY GP I, LLC

By:	Soleus PE GP I, LLC,
Its Manager

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS PRIVATE EQUITY FUND I, L.P.

By:	Soleus Private Equity GP I, LLC,
Its General Partner

By:	Soleus PE GP I, LLC,
Its Manager

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS PE GP I, LLC

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS CAPITAL MASTER FUND, L.P.

By:	Soleus Capital, LLC,
Its General Partner

By:	Soleus Capital Group, LLC,
Its Managing Member

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS CAPITAL, LLC

By:	Soleus Capital Group, LLC,
Its Managing Member

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS CAPITAL GROUP, LLC

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS BA SPV, LLC

By:	Soleus Private Equity GP I, LLC,
Its Managing Member

By:	Soleus PE GP I, LLC,
Its Manager

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

/s/ Guy Levy Guy Levy